Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS ANNOUNCES THE MOVE OF ITS PRIMARY LISTING TO NASDAQ AND DELISTING FROM TAIPEI EXCHANGE

Singapore, July 17, 2020 – ASLAN Pharmaceuticals (Nasdaq: ASLN, TPEx:6497), a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced further progress towards a primary listing on the Nasdaq Global Market (“Nasdaq”) and receipt of a Notice of Delisting from the Taipei Exchange (“TPEx”), an expected step in the TPEx delisting process. The company will retain its listing of American Depositary Shares (“ADS”) on Nasdaq in the United States and existing holders of ADS do not need to take any action as a result of this announcement.

Dr Carl Firth, Chief Executive Officer, ASLAN Pharmaceuticals, said: “Changing the company’s primary listing to Nasdaq will enhance our ability to raise capital given the greater flexibility afforded to us when we are no longer subject to TPEx regulations. 90 percent of trading in our securities the last six months has taken place on Nasdaq and we have not raised any capital in Taiwan since 2017. This move is also in line with the shift in our commercial focus towards the U.S. market as we prepare to initiate a Phase 2b study of ASLAN004 in atopic dermatitis in 2021.”

ASLAN expects its ordinary shares to cease trading on TPEx on August 25, 2020, and TPEx regulations will cease to apply shortly thereafter. Holders of the company’s ordinary shares can apply before September 25, 2020, to convert their shares into ADS and it is anticipated that the conversion will be completed before the end of October.

ASLAN is currently recruiting patients into the second of three dose cohorts of its Phase 1 randomised, double-blind, placebo-controlled multiple ascending dose study of ASLAN004 in moderate to severe atopic dermatitis. Recruitment of patients into the study is expected to restart in August as restrictions put in place by the Singapore government to contain the spread of COVID-19 are gradually lifted. Sites in Australia and the U.S. are also preparing to come online to accelerate recruitment. The company expects to announce interim, unblinded data from the study in the fourth quarter of 2020.

Further information is available on ASLAN’s website via this link https://ir.aslanpharma.com/shareholder-faqs.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6751 2021 Email: ASLAN@spurwingcomms.com	Robert Uhl Westwicke Partners Tel: +1 858 356 5932 Email: robert.uhl@westwicke.com

About ASLAN Pharmaceuticals
ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Led by a senior management team with extensive experience in global development and commercialisation, ASLAN has a clinical portfolio comprised of a first in class monoclonal therapy, ASLAN004, that is being developed in atopic dermatitis and other immunology indications, and a small molecule inhibitor targeting oncology. ASLAN’s partners include

Almirall, Array BioPharma, Bristol-Myers Squibb, and CSL. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release and the accompanying financial information, if any, contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the potential delisting of the Company’s ordinary shares from TPEx, including the timing of such delisting; the ability of the Company to develop and implement a plan to enable holders of the Company’s ordinary shares to convert such securities into ADSs tradeable on Nasdaq; the potential benefits and financing ability of the Company as a result of a potential TPEx delisting or otherwise; and the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s U.S. Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2020. All statements other than statements of historical fact are forward-looking statements.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.